Liquid Media Group Announces Its First Red Carpet NFT Drop and the Introduction of Its NFT Platform, NFTainment.io

Vancouver, BC – April 20, 2021 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR), an end-to-end business solutions company empowering independent intellectual property (IP) creators, in conjunction with CurrencyWorks announced today their premier Red Carpet NFTs will be released, known as a drop, in May 2021.

Bringing fans up close and behind the scenes with some of their favorite Hollywood personalities and movies, Red Carpet NFTs (non-fungible tokens) will be as much about experiences as they are collectibles.

“We’re excited to showcase the creativity and versatility NFTs can bring to fans, the entertainment industry, and IP holders,” said Ron Thomson, CEO of Liquid Media. “When fans get the opportunity to own never before seen footage or a chance to capture a rare experience with a celebrity or walk the Red Carpet at a future movie premiere, the world will quickly understand the value NFTs will offer.”

During the summer of 2021, Liquid will roll out the Red Carpet for fans through the CurrencyWorks’ powered NFTainment.io, a community and trading platform where fans can buy, sell, or discuss their favorite NFTs and speculate on Liquid’s next drop.

“Unlike cryptocurrency coins, NFTs are unique. They can’t be exchanged like-for-like, which is something you can do with Bitcoin or Dogecoin,” said Cameron Chell, CurrencyWorks Chairman. “The ability to store extra information like movie scenes, music, or gaming content allows IP owners the opportunity to leverage their brand, their imagination, and really connect with fans on an exciting new level while adding new revenue streams at the same time.”

“Liquid’s Red Carpet NFTs are a powerful component of our end-to-end solutions package for professional video IP creators,” added Thomson. “We will be there to support these creative visionaries from concept to monetization so that they can fully leverage their entertainment IP.”

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. The new Liquid Media Token Strategy will empower its users to capitalize and monetize all four pillars of IP: Creation, Use/Subscription, Financing, and Licensing/Protection.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media and Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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